Exhibit 99.1

NexGen Announces First Uranium Sales Contracts for 5 Million Pounds with Major US Utilities

  Contracts feature market-related pricing mechanisms at time of delivery aligned with NexGen's stated marketing strategy
  Strategic short-term agreements position NexGen to maximize value in strengthening uranium market

VANCOUVER, BC, Dec. 4, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce it has been awarded the first uranium sales agreements with multiple leading US nuclear utility companies.

These inaugural awards all incorporate market-related pricing mechanisms at the time of delivery. They reflect NexGen's long stated focus of maximizing leverage to future uranium prices and the Company's positioning as a new reliable Western World source of nuclear fuel incorporating the highest standards of technical, environmental and social inclusion from the tier one jurisdiction of Saskatchewan Canada.

The table below sets out the aggregate delivery quantities of uranium contemplated in the sales agreements, together with the expected gross sales revenue based on various assumed spot prices:

Realised Weighted Volume Average Price Realised Table (excludes escalation):
1M lbs U3O8 per annum

Uranium Price ($/lbs. U3O8)	2029	2030	2031	2032	2033
$80	$79	$79	$79	$79	$79
$100	$99	$99	$99	$99	$99
$150	$141	$141	$141	$141	$141
$175	$150	$150	$150	$150	$150

*excludes ancillary commissions and costs of delivery

Uncommitted pounds of Probable Mineral Reserves remaining (as per NI 43-101 Rook I Project Feasibility Study): 231,660,000 lbs U3O8

Leigh Curyer, Chief Executive Officer, commented: "These offtake awards with premier US utilities represents a pivotal moment for NexGen. They underscore the premier quality and scalability of the Rook I Project, whilst offering diversification of supply from existing centralised sources. Further, the terms of these awards reflect market related pricing mechanisms at the time of delivery reflecting NexGen's long-term stated strategy of optimizing the value of each pound produced.

Energy demand from reliable sources is increasing by the week with the need to expand existing nuclear energy infrastructure and the construction of power consuming data centres at a time the security of uranium supply is under significant technical and sovereign risk.

The contract awards are in parallel to ongoing discussions and negotiations with additional US, European and Asian utilities, which further complement NexGen's strong financial position and construction-ready status at Rook I. The Project is poised to become one of the largest and most environmentally sustainable uranium operations globally. This milestone is another reflection of NexGen's ability to execute on its strategic vision in advancing its position as a global leader in the nuclear fuel supply chain."

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to setting industry benchmarks with innovative and sustainable mining solutions and reflecting ongoing commitments to maximizing benefits to partners and stakeholders, the successful execution of the shaft sinking contract, the seamless transition to major construction following anticipated federal Environmental Assessment and licence approvals,  the delivery of clean energy fuel for the future, the development of the largest low cost producing uranium mine globally and incorporating elite standards in environmental and social governance, delivering a project that leads the entire mining industry socially, technically and environmentally, providing generational long-term economic, environmental and social benefits for Saskatchewan, Canada and the world, planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economics of a project, including the Rook I Project. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others, that, third-party contractors, including Thyssen, will perform their contracts as expected and on time, the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in costs, engineering details or specifications that would materially adversely affect its viability; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project;  and other estimates, assumptions and forecasts disclosed in the Feasibility Study for the Rook I Project. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, and other factors discussed or referred to in the Company's most recent Annual Information Form under "Risk Factors" and management's discussion and analysis under "Other Risks Factors" filed on SEDAR+ at www.sedarplus.ca and 40-F filed on Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

www.nexgenenergy.ca

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For further information: For additional information and media inquiries: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca; Monica Kras, Vice President, Corporate Development, NexGen Energy Ltd., +44 (0) 7307 191933, mkras@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 04-DEC-24